Filed By TTM Technologies, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TTM Technologies, Inc.
Commission File No. 333-164012
[JOINT ANNOUNCEMENT OF MARCH 15, 2010 SUBMITTED TO THE STOCK
EXCHANGE OF HONG KONG]
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness, and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of Meadville Holdings Limited or TTM Technologies, Inc. No securities of Meadville Holdings Limited or TTM Technologies, Inc. may be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933, as amended. This announcement does not constitute an offer to sell or a solicitation of an offer to buy any securities of Meadville Holdings Limited or TTM Technologies, Inc. nor shall there be any sale of any such securities in any country or jurisdiction in which any such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such country or jurisdiction.

TTM Technologies, Inc.

(incorporated in the State of Delaware
United States of America)

Top Mix Investments Limited	TTM Hong Kong Limited

(incorporated in the British Virgin Islands with	(incorporated in Hong Kong with limited liability)
limited liability)
ANNOUNCEMENT
(1) VERY SUBSTANTIAL DISPOSAL AND VERY SUBSTANTIAL ACQUISITION IN
RESPECT OF THE SALE OF THE PCB BUSINESS
(2) MAJOR TRANSACTION AND CONNECTED TRANSACTION IN RESPECT OF THE
SALE OF THE LAMINATE BUSINESS
(3) VOLUNTARY WITHDRAWAL OF LISTING
(4) DEREGISTRATION FROM THE CAYMAN ISLANDS AND CONTINUATION IN THE
BRITISH VIRGIN ISLANDS
(5) PROPOSED DISTRIBUTION BY WAY OF DIVIDEND
RESULTS OF THE SPECIAL MEETING OF TTM’S STOCKHOLDERS,
STATUS OF THE PCB SALE CONDITIONS AND THE LAMINATE SALE CONDITIONS
AND DELAY IN EXPECTED TIMETABLE OF THE PROPOSAL

RESULTS OF THE SPECIAL MEETING OF TTM’S STOCKHOLDERS
The TTM Board is pleased to announce that at the special meeting of TTM’s stockholders held on Friday, 12 March 2010 (Pacific Standard Time), the proposal to approve the issuance of new TTM Shares as set out in the Proxy Statement/U.S. Prospectus was duly passed by the stockholders of TTM. Within four business days of the special meeting of TTM’s stockholders, TTM will file a Form 8-K with the SEC announcing the results of the special meeting.
The Form 8-K announcing the results of the special meeting of TTM’s stockholders will be available for public viewing on the SEC’s website (http://sec.gov/edgar/searchedgar/companysearch.html) and TTM’s website (www.ttmtech.com/investors/investor_sec.jsp) following its filing.
STATUS OF THE PCB SALE CONDITIONS AND THE LAMINATE SALE CONDITIONS
As at the date of this announcement, PCB Sale Conditions (a), (b), (c), (f), (j) and (k) and Laminate Sale Conditions (a) and (b) have been fulfilled. All other PCB Sale Conditions and Laminate Sale Conditions have not yet been fulfilled (or, if applicable, waived) as at the date of this announcement.
In relation to PCB Sale Condition (g), early termination of the waiting period to the consummation of the Transactions under the Hart-Scott-Rodino Antitrust Improvement Act of the United States had been granted by the Federal Trade Commission of the United States, but the review by the Anti-Monopoly Bureau of the Ministry of Commerce of the PRC of the Transactions is still ongoing. A further announcement will be made following the completion of the review by the Anti-Monopoly Bureau of the Ministry of Commerce of the PRC.
DELAY IN EXPECTED TIMETABLE OF THE PROPOSAL
As PCB Sale Condition (g) has not been fulfilled by the date of this announcement as contemplated in the Circular, the expected timetable of the Proposal will be delayed. At the date of this announcement, Top Mix, TTM, TTM HK and Meadville are not aware of when the review by the Anti-Monopoly Bureau of the Ministry of Commerce of the PRC will be completed. A further announcement of the revised timetable of the Proposal will be made as soon as such information becomes available.
WARNING
Shareholders and potential investors should be aware that the Proposal is subject to the relevant conditions set out in the Circular being fulfilled (or, if applicable, waived) and may or may not be completed or effected, as the case may be. Shareholders and potential investors are advised to exercise caution when dealing in Meadville Shares.
INTRODUCTION
Reference is made to the circular jointly issued by Top Mix Investments Limited, TTM Technologies, Inc., TTM Hong Kong Limited and Meadville Holdings Limited in relation to the Proposal on 11 February 2010 (the “Circular”). Terms defined in the Circular have the same meaning when used in this announcement unless the context otherwise requires.

Reference is also made to the announcement issued by Top Mix, TTM, TTM HK and Meadville in relation to the results of the EGM on 9 March 2010 (the “EGM Results Announcement”).
RESULTS OF THE SPECIAL MEETING OF TTM’S STOCKHOLDERS
The TTM Board is pleased to announce that at the special meeting of TTM’s stockholders held on Friday, 12 March 2010 (Pacific Standard Time), the proposal to approve the issuance of new TTM Shares as set out in the Proxy Statement/U.S. Prospectus was duly passed by the stockholders of TTM. Within four business days of the special meeting of TTM’s stockholders, TTM will file a Form 8-K with the SEC announcing the results of the special meeting.
The Form 8-K announcing the results of the special meeting of TTM’s stockholders will be available for public viewing on the SEC’s website (http://sec.gov/edgar/searchedgar/companysearch.html) and TTM’s website (www.ttmtech.com/investors/investor_sec.jsp) following its filing.
STATUS OF THE PCB SALE CONDITIONS AND THE LAMINATE SALE CONDITIONS
As disclosed in the Circular, PCB Sale Conditions (f), (j) and (k) have been fulfilled. As disclosed in the EGM Results Announcement, all resolutions proposed at the EGM were passed and, therefore, PCB Sale Conditions (a) and (b) and Laminate Sale Conditions (a) and (b) have also been fulfilled. Pursuant to the results of the special meeting of TTM’s stockholders, as the proposal to approve the issuance of new TTM Shares was passed, PCB Sale Condition (c) has been fulfilled. In relation to PCB Sale Condition (g), early termination of the waiting period to the consummation of the Transactions under the Hart-Scott-Rodino Antitrust Improvement Act of the United States has been granted by the Federal Trade Commission of the United States as set out under the heading “Conditions of the PCB Sale” in the Circular, but the review by the Anti-Monopoly Bureau of the Ministry of Commerce of the PRC of the Transactions is still on-going. A further announcement will be made following the completion of the review by the Anti-Monopoly Bureau of the Ministry of Commerce of the PRC.
As at the date of this announcement, PCB Sale Conditions (a), (b), (c), (f), (j) and (k) and Laminate Sale Conditions (a) and (b) have been fulfilled. All other PCB Sale Conditions and Laminate Sale Conditions have not yet been fulfilled (or, if applicable, waived) as at the date of this announcement.
If the relevant conditions have not been fulfilled (or, if applicable, waived) on or before the Long Stop Date, the Transactions may be terminated unless the Long Stop Date is extended to a date on or before the Termination Date in accordance with the terms of the PCB Agreement and the Laminate Agreement, respectively.
If the Transactions are not completed by the Termination Date, the Proposal will lapse. If the Proposal lapses, Meadville Shares will remain listed on the Stock Exchange.
DELAY IN THE EXPECTED TIMETABLE OF THE PROPOSAL
As PCB Sale Condition (g) has not been fulfilled by the date of this announcement as contemplated in the Circular, the expected timetable of the Proposal will be delayed. At the date of this announcement, Top Mix, TTM, TTM HK and Meadville are not aware of when the review by the Anti-Monopoly Bureau of the Ministry of Commerce of the PRC will be completed. A further announcement of the revised timetable of the Proposal will be made as soon as such information becomes available.

WARNING
Shareholders and potential investors should be aware that the Proposal is subject to the relevant conditions set out in the Circular being fulfilled (or, if applicable, waived) and may or may not be completed or effected, as the case may be. Shareholders and potential investors are advised to exercise caution when dealing in Meadville Shares.

By order of the Board of	By order of the Board of	By order of the Board of	By order of the Board of
Top Mix Investments	TTM Technologies, Inc.	TTM Hong Kong	Meadville Holdings
Limited		Limited	Limited

Tang Ying Ming, Mai	Robert E. Klatell	Kenton K. Alder	Tang Chung Yen, Tom

Director	Chairman	Director	Executive Chairman
Hong Kong, 15 March 2010
As at the date of this announcement, Mr. Tang Hsiang Chien is the ultimate controlling shareholder of Top Mix.
As at the date of this announcement, the directors of Top Mix are Mr. Tang Hsiang Chien, Mr. Tang Chung Yen, Tom and Ms. Tang Ying Ming, Mai.
As at the date of this announcement, the directors of TTM are Mr. Robert E. Klatell, Mr. Kenton K. Alder, Mr. James K. Bass, Mr. Richard P. Beck, Mr. Thomas T. Edman and Mr. John G. Mayer.
As at the date of this announcement, the directors of TTM HK are Mr. Kenton K. Alder and Mr. Steven W. Richards.
As at the date of this announcement, the Meadville Directors are:
Executive directors: Mr. Tang Hsiang Chien, Mr. Tang Chung Yen, Tom, Ms. Tang Ying Ming, Mai and Mr. Chung Tai Keung, Canice.
Independent non-executive directors: Mr. Lee, Eugene, Mr. Leung Kwan Yuen, Andrew and Dr. Li Ka Cheung, Eric.
Mr. Tang Hsiang Chien accepts full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Meadville Group and the TTM Group) and confirms, having made all reasonable enquiries, that to the best of his knowledge, opinions expressed in this announcement (other than opinions expressed by the Meadville Group and the TTM Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.
The directors of Top Mix jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Meadville Group and the TTM Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the Meadville Group and the TTM Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of TTM jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Meadville Group and Top Mix) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the Meadville Group and Top Mix) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.
The directors of TTM HK jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Meadville Group and Top Mix) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the Meadville Group and Top Mix) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.
The Meadville Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the TTM Group and Top Mix) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the TTM Group and Top Mix) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Important Information Relating to the Proposed Transaction
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Meadville Holdings Limited (“Meadville”) or TTM Technologies, Inc. (“TTM”) or a solicitation of any vote or approval. In connection with the proposed transactions described in this document, TTM will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov, and Meadville will publish certain relevant materials on the websites of the Securities and Futures Commission at www.sfc.hk and The Stock Exchange of Hong Kong at www.hkex.com.hk. On December 24, 2009 TTM filed a preliminary Registration Statement on Form S-4 with the SEC that includes a proxy statement for the shareholders of TTM and a U.S. prospectus for Meadville and the shareholders of Meadville. Before making any voting or investment decision, TTM’s and Meadville’s shareholders and investors are urged to read the circular and proxy statement/U.S. prospectus regarding such transactions when they become available because they will contain important information. The proxy statement/U.S. prospectus and other documents that are and will be filed by TTM with the SEC are available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to TTM, 2630 S. Harbor Blvd., Santa Ana, CA 92704, Attention: Investor Relations.
Participants in Solicitation
TTM, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions described in this document. Information about the directors and executive officers of TTM is set out in TTM’s definitive proxy statement, which was filed with the SEC on March 26, 2009. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/U.S. prospectus which TTM will file with the SEC when it becomes available.